UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-40609

1895 Bancorp of Wisconsin, Inc.
(Exact name of registrant as specified in its charter)

7001 West Edgerton Avenue, Greenfield, Wisconsin 53220; (414) 421-8200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	⌧ (1)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)
1895 Bancorp of Wisconsin, Inc. is suspending its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to no-actions letters granted by the Securities and Exchange Commission (e.g., Madison Bancorp, Inc. (May 27, 2014); Greer Bancshares, Incorporated (March 4, 2015)).

Approximate number of holders of record as of the certification or notice date:  339

Pursuant to the requirements of the Securities Exchange Act of 1934, 1895 Bancorp of Wisconsin, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2025	By:	/s/ David Ball
David Ball
President and Chief Executive Officer